EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Adolor Corporation:

We consent to the use of our reports dated February 27, 2008, with respect to the balance sheets of Adolor Corporation as of December 31, 2007 and 2006, and the related statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and for the period from August 9, 1993 (inception) to December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.

Our report dated February 27, 2008 with respect to the financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ KMPG LLP

Philadelphia, Pennsylvania

June 11, 2008